Dickie Walker Marine, Inc.

1405 South Coast Highway

Oceanside, California 92054

October 14, 2005

VIA EDGAR AND UPS

Securities and Exchange Commission

100 F Street, NE

Mail Stop 0308

Washington, DC 20549

Re:	Dickie Walker Marine, Inc.

Registration Statement on Form S-4

File No. 333-124778

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Dickie Walker Marine, Inc., a Delaware corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4 (File No. 333-124778) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on May 10, 2005.

On October 14, 2005, the Registrant issued a press release and filed a Current Report on Form 8-K (File No. 333-124778) announcing that it and Intelligent Energy Holdings Plc (“Intelligent Energy”), had determined not to proceed with the business combination transaction contemplated by the Registration Statement due to delays in the timing of and uncertain support by the Intelligent Energy shareholders for the proposed transaction. The Registrant and Intelligent Energy also announced at that time that they had executed a conditional mutual release agreement with respect to the acquisition agreement between the parties dated February 3, 2005. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant’s account.

Securities and Exchange Commission

File No. 333-124778

In addition to the Registrant, please provide a copy of the order consenting to the withdrawal of the Registration Statement to our counsel:

Cynthia R. Smith, Esq.

1660 Lincoln Street

Suite 1700

Denver, CO 80264

Facsimile: (303) 832-4884

If you have any questions regarding this application for withdrawal, please contact Ms. Smith, at (303) 832-5115.

Sincerely,

DICKIE WALKER MARINE, INC.

By:	/s/ Gerald W. Montiel
Gerald W. Montiel
Chief Executive Officer